SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 25, 2021

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips to sell its Domestic Appliances business to global investment firm Hillhouse Capital”, dated March 25, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 25th day of March 2021.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

March 25, 2021

Philips to sell its Domestic Appliances business to global investment firm Hillhouse Capital

  Transaction values Domestic Appliances at an enterprise value of approximately EUR 3.7 billion
  Philips expects to receive cash proceeds after tax and transaction-related costs of approximately EUR 3 billion in the third quarter
  Additional 15-year brand license agreement with annual payments that represent an estimated net present value of approximately EUR 0.7 billion, resulting in a total deal value of approximately EUR 4.4 billion
  Transaction is expected to be completed in the third quarter of 2021 subject to customary closing conditions
  Domestic Appliances will be presented as a discontinued operation in Philips’ financial statements as of the first quarter of 2021

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG; AEX: PHIA), a global leader in health technology, today announced that it has signed an agreement to sell its Domestic Appliances business, a global leader with EUR 2.2 billion sales in 2020 in kitchen, coffee, garment care and home care appliances, to Hillhouse Capital, a global investment firm focused on helping companies achieve long-term sustainable growth through digital innovation and enablement. The transaction is expected to be completed in the third quarter of 2021, subject to customary closing conditions, including the relevant regulatory approvals.

The transaction values the Domestic Appliances business at an enterprise value of approximately EUR 3.7 billion. Upon completion of the transaction, Philips expects to receive cash proceeds after tax and transaction-related costs of approximately EUR 3 billion. Additionally, Philips and Domestic Appliances will enter into an exclusive brand license agreement to use the Philips brand and certain of Philips’ other domestic appliances brands for manufacturing, sales, and marketing of Domestic Appliances products globally for a period of 15 years, which is renewable subject to the terms of the brand license agreement. The annual payments over this period represent an estimated net present value of approximately EUR 0.7 billion, resulting in a total deal value of approximately EUR 4.4 billion. Following today’s agreement, the Domestic Appliances business will be presented as a discontinued operation in Philips’ financial statements as of the first quarter of 2021.

“I am pleased that in Hillhouse Capital we have found a new home for the Domestic Appliances business to further expand on its market leadership, strong brand and pipeline of new innovations,” said Frans van Houten, CEO of Royal Philips. “This transaction concludes our major divestments. Going forward, our focus is on extending our leadership in health technology and continuing our transformation into a solutions company supporting professional healthcare customers achieve the Quadruple Aim and consumers with their personal health.”

Philips is a leading provider of integrated solutions to improve people's health and well-being and optimize care provider productivity across the health continuum from healthy living and prevention, to diagnosis, treatment, and home care. Philips’ EUR 3.2 billion Personal Health businesses play an important role in the company’s integrated health continuum approach through consumer-driven product and solutions innovation in areas such as oral healthcare, personal care, and mother & child care.

Hillhouse Capital
Hillhouse Capital invests globally with the aim of working with entrepreneurs and management teams to build high quality businesses that achieve sustainable long-term growth. Hillhouse has deep experience in integrating technology and data-driven architectures to drive digital innovation and business expansion. The firm has worked successfully with many global consumer and retail businesses to deepen consumer engagement and introduce innovative direct-to-consumer models, growing new customer segments and markets.

“We look forward to joining forces with Philips to expand into new markets and capture more growth opportunities globally,” said Lei Zhang, Founder and CEO of Hillhouse Capital. “We are aligned with Philips’ mission to bring high quality products to support healthy and fulfilling lifestyles for consumers across the globe.”

Domestic Appliances
The Domestic Appliances business, which will remain headquartered in the Netherlands, is active in more than 100 countries, and has a global innovation, manufacturing, and commercial footprint. Its successful products include the Airfryer, Fully Automatic Espresso Machine with LatteGo, Perfect Care Elite steam generator, Air Purifier and SpeedPro Max vacuum cleaner. The business employs approximately 7,000 employees globally.

“I am convinced that together with Hillhouse Capital’s deep e-commerce, supply chain and digital expertise, we will be in a great position to continue bringing meaningful innovations to the consumer’s homes,” said Henk de Jong, CEO of Philips Domestic Appliances. “Based on our market leading product portfolio, broad customer and consumer base and R&D capabilities, we are keen to keep supporting families and individuals to lead healthier and happier lives. We look forward to working with Hillhouse to capture additional growth opportunities.”

For further information, please contact:

Ben Zwirs
Philips Group Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2020 sales of EUR 19.5 billion and employs approximately 82,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation